UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2020

MICT, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	001-35850	27-0016420
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

28 West Grand Avenue, Suite 3, Montvale, New Jersey	07645
(Address of principal executive offices)	(Zip Code)

(201) 225-0190

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions(see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MICT	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.04.        Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

On March 13, 2020, MICT, Inc., a Delaware corporation (the “Company”) received a notice of exercise of remedies (the “Notice”) from Stadium Parkgate (Holdings) Limited, Mark Edwin Healey, Christopher James Dean, Simon John Foy, Scott Jonathan Fletcher and Michael Burgess (collectively, the “Purchasers”), pursuant to (i) the Securities Purchase Agreement, dated as of November 7, 2019, as amended, by and between the Company and the Purchasers (the “SPA”) and (ii) the six Debentures (as defined in the SPA) with an aggregate principal amount of approximately $15.9 million (the “Outstanding Principle”) issued to the Purchasers pursuant to the SPA on January 17, 2020. The terms of the SPA and the Debentures are described in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2019 (the “Current Report”). The Notice advises that two Triggering Events (as defined in the SPA) have occurred and are continuing as a result of the failure by the Company (a) to file with the SEC a registration statement by January 30, 2020 as required by Section 2(a) of that certain registration rights agreement by and between the Purchasers and the Company and clause (g) of the definition of “Triggering Event” in each Debenture and (b) to respond to the SEC by February 21, 2020 with respect to the SEC’s comments on the Company’s preliminary proxy statement received on February 6, 2020 (the “SEC Response”) as required by clause (e) of the definition of “Triggering Event” in each Debenture. The Notice also advises that the Company has failed to timely deliver to each Purchaser the trigger event notices with respect to such trigger events as required by Section 6(b) of each Debenture, which failure due to the lapse of the applicable grace period has resulted in two Events of Default under Section 8(a)(ii) of each Debenture.

As a result of the Notice, the Purchasers have exercised their right to an optional redemption pursuant to Section 6(b) of each Debenture and declared the occurrence and continuance of an event of default, each of which accelerated the Company’s obligation to repay all outstanding balances under the Debentures (the “Optional Redemption”). On March 16, 2020, the Outstanding Principle was transferred from the Company to the Purchasers.

While the Triggering Events described in items (a) and (b) above occurred well in advance of the Optional Redemption, the Purchasers had reserved their rights in connection therewith, and have since advised the Company that the Optional Redemption was implicated in order to allow the Purchasers to mitigate their own risk in light of the volatile financial markets and foreign exchange fluctuations, together with any potential risk of a run on U.S. banks and their cash deposits, prompted by the recent COVID-19 pandemic. Despite the exercise of the Optional Redemption, MICT remains committed to pursuing a business combination with Global Fintech Holding Ltd., a British Virgin Islands company.

The Company filed a copy of and the form of Debentures the SPA as exhibits 4.1 and 10.2, respectively, to the Current Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MICT, INC.

Dated: March 19, 2020	By:	/s/ David Lucatz
	Name: Title:	David Lucatz President and Chief Executive Officer

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